Exhibit 99.1

TEVA FILES FOR HART-SCOTT-RODINO NOTIFICATION

REGARDING PROPOSED ACQUISITION OF MYLAN

Reiterates Commitment to Consummating the Combination of Teva and Mylan

JERUSALEM – APRIL 22, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has filed for premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) with the U.S. Department of Justice Antitrust Division and the Federal Trade Commission regarding its proposed acquisition of Mylan N.V. (NASDAQ: MYL). As announced on April 21, 2015, Teva proposed to acquire Mylan for $82.00 per Mylan share, with the consideration to be comprised of approximately 50 percent cash and 50 percent stock. Teva’s proposal for Mylan implies a total equity value of approximately $43 billion and an enterprise value of approximately $50 billion.

The Teva Board and management team are committed to consummating a transaction as soon as possible. The acquisition proposal would provide Teva stockholders with very attractive strategic and financial benefits and Mylan stockholders with a substantial premium and immediate value for their shares, as well as the opportunity to participate in the significant upside potential of the combined company – one that would transform the global generics space and leverage it to hold a unique leadership position in the pharmaceutical industry.

Teva has carefully studied the regulatory aspects of a combination of Teva and Mylan, in conjunction with its advisors. Teva is confident that it would be able to structure a transaction that would not contain material impediments to closing and that it can determine and promptly implement divestitures, as necessary, to gain regulatory clearances. Teva intends to work cooperatively with antitrust authorities and expects that the proposed transaction can be completed by year-end 2015.

Teva’s proposal provides Mylan stockholders with a more attractive alternative to Mylan’s proposed acquisition of Perrigo Company plc (NYSE and TASE: PRGO), as announced on April 8, 2015, as well as to Mylan on a standalone basis. Teva’s proposal would provide Mylan stockholders with consideration representing a 37.7% premium to the stock price of Mylan on April 7, 2015, which is the last day of trading prior to Mylan’s press release regarding its unsolicited proposal for Perrigo, and a 48.3% premium to the unaffected stock price of Mylan on March 10, 2015, which is the last day of trading prior to widespread speculation of a transaction between Teva and Mylan.

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Kirkland & Ellis LLP and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva, with De Brauw Blackstone Westbroek N.V. and Loyens & Loeff N.V. acting as legal advisors in the Netherlands.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Contacts

Investor Relations
Teva United States	Teva Israel
Kevin C. Mannix +1 215-591-8912	Tomer Amitai + 972 (3) 926-7656
Ran Meir +1 215-591-3033

D.F. King & Co., Inc. Jordan Kovler +1 212-493-6990

Media
Teva United States	Teva Israel
Denise Bradley +1 215-591-8974	Iris Beck Codner + 972 (3) 926-7687

United States	The Netherlands
Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Tim Lynch / Meaghan Repko / Alyssa Cass +1 212-355-4449	Citigate First Financial Uneke Dekkers / Petra Jager / Suzanne Bakker + 31 20 575 40 10